UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION One South Main, 15th Floor Salt Lake City, Utah 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2017 and 2016 and for the
Year Ended December 31, 2017

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2017 and 2016 and for the
Year Ended December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	11
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12
Schedule H, Line 4j – Schedule of Reportable Transactions	14

Report of Independent Registered Public Accounting Firm

To the Plan Participants, the Plan Administrator and Benefits Committee of
Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2017, and delinquent participant contributions and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the

Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2000.

Salt Lake City, Utah
June 27, 2018

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments at fair value:
Zions Bancorporation common stock	$363,718,830	$328,373,433
Common collective trust fund	82,243,104	88,227,350
Registered investment companies	732,846,663	593,784,390
Money market funds	—	75,948
	1,178,808,597	1,010,461,121

Receivables:
Participant and employer contributions	12,532,313	7,576,581
Notes receivable from participants	18,901,281	18,183,903
	31,433,594	25,760,484
Net assets available for benefits	$1,210,242,191	$1,036,221,605

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions to/(deductions from) net assets attributable to:

Investment income:
Net appreciation in fair value of investments	$142,822,164
Interest and dividends	33,643,874

Contributions:
Participant	53,737,812
Employer	37,495,543
Rollovers	7,904,542

Benefits paid directly to participants	(101,583,349)

Net increase	174,020,586

Net assets available for benefits:
Beginning of year	1,036,221,605
End of year	$1,210,242,191

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

1.    DESCRIPTION OF PLAN
The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From time to time, the Plan has been restated and amended. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. Zions Bancorporation (“the Company”) is the Plan sponsor. The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility
Participation in the Plan is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions
Participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowable participant contribution, which was $18,000 for 2017. Under applicable law, participants attaining the age of 50 during or prior to 2017 are eligible to make catch-up contributions. The Company provides a matching contribution of 100% for the first 3% of the participant’s eligible compensation and 50% for the next 2%.
Contributions by the Company under the noncontributory profit sharing feature are discretionary. Contribution rates may range up to 4% of participants’ compensation based on the Company’s return on average common equity, as defined, for the Plan year.

These contributions are approved and made subsequent to the end of the Plan year. For the 2017 Plan year, the Company contributed $11,007,338 in February 2018 under this discretionary profit sharing feature. This profit sharing contribution is included in employer contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2017 and employer contributions receivable in the statements of net assets available for benefits as of December 31, 2017.

Forfeitures used to offset Company contributions were $324,488 in 2017, which was the amount of forfeitures outstanding at December 31, 2016. At December 31, 2017, the amount of forfeitures outstanding was $454,142 and was used to offset Company contributions in 2018.

The Plan allows for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code (the “Code”). Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c). Roth contributions are treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts
Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. However, income or loss from trading of the Company’s common stock, which is done on a real-time basis, is identified and allocated directly to the participant’s account without regard to the allocation process.

Vesting and Payment of Benefits
Participant and Company matching contributions plus investment earnings are immediately vested. Company contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting service	Percent vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%
A year of vesting service is determined by the length of time an individual is an employee. Fractional years are rounded to the nearest one twelfth of a year. Periods of service are based on full calendar months, crediting an employee with a full month if the employee works at least one hour of service during the month.

Nonvested amounts forfeited by terminated participants are used first to reduce the Company’s profit sharing contributions. If Company profit sharing contributions are not made during a given Plan year, any amounts forfeited may be used at the Company’s election to reduce the Company’s matching contribution, offset administrative expenses, allocate directly to participants’ accounts, or any combination of the foregoing.
Participants are 100% vested if employed by the Company when normal retirement age is attained. Distributions are eligible to be paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Distributions are made in shares, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options
Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Company’s common stock. The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock purchased in the open market. Participants may immediately diversify to other Plan investments up to 100% of their existing investments in the Company’s common stock received as Company matching contributions. However, three years of participation in the Plan is required before participants can diversify their investments in the Company’s common stock resulting from the Company’s profit sharing contributions.

Participant Loans
Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined. Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and are repaid at a specified rate of interest through direct payroll deductions.

Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are prepared using the accrual basis of accounting under U.S generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition
Investments are reported at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when earned. The amount for 2017 was $831,119 and was included in interest and dividends in the statement of changes in net assets available for benefits. Loan documentation and processing fees are charged to the participants’ accounts. No allowance for credit losses was recorded at December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Benefits Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments
The Plan’s net assets available for benefits at December 31, 2017 and 2016 include investments in the Company’s common stock of $363,718,830 (7,153,077 shares) and $328,373,433 (7,604,652 shares), respectively. These investments represent a 3.6% and 3.7% ownership of the Company’s outstanding common stock at December 31, 2017 and 2016, respectively.

3.    INVESTMENTS
As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.

The Plan’s investment activity in the Company’s common stock for 2017 includes nonparticipant-directed and participant-directed transactions. Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed in the following schedule.

Significant changes in net assets during 2017 relating to transactions of the Company’s common stock are as follows:

Net appreciation in fair value	$56,677,167
Dividends	3,163,109
Interest on loans	71,331
Contributions	35,203,428
Net transfers to other investments	(36,038,569)
Benefits paid directly to participants	(23,731,069)
Net increase in Company common stock	35,345,397

Company common stock at beginning of year	328,373,433
Company common stock at end of year	$363,718,830

4.    FAIR VALUE
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities in active markets that the Plan has the ability to access. For the Plan, Level 1 includes the Company’s common stock and registered investment companies.
Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in less active markets, observable inputs other than quoted prices that are used in the valuation of an asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means; and
Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following describes the assets and the valuation methodologies used to measure their fair value:
Company common stock – Shares of the Company’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.
Common collective trust fund – This fund holds the Fidelity Managed Income Portfolio II – Class 2. The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income. Participation units in the fund are valued at the net asset value (“NAV”) as the practical expedient as determined by the issuer of the fund.
Registered investment companies – These mutual funds are valued at quoted market prices for shares held by the Plan at year-end.
Money market funds – Participation units in money market funds are valued at NAV as the practical expedient for fair value. The portfolio is designated as an institutional money market fund where the NAV of the fund’s shares float, fluctuating with changes in the values of the portfolio’s securities.
Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2017 and 2016:

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$363,718,830	$—	$—	$363,718,830
Registered investment companies:
Domestic	453,599,532			453,599,532
International	58,898,154			58,898,154
Lifecycle	213,432,567			213,432,567
Total registered investment companies	725,930,253	—	—	725,930,253

Total	$1,089,649,083	$—	$—	1,089,649,083

Investments that use NAV				89,159,514
Total investments				$1,178,808,597

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$328,373,433	$—	$—	$328,373,433
Registered investment companies:
Domestic	391,366,599			391,366,599
International	38,279,043			38,279,043
Lifecycle	164,138,748			164,138,748
Total registered investment companies	593,784,390	—	—	593,784,390

Total	$922,157,823	$—	$—	922,157,823

Investments that use NAV				88,303,298
Total investments				$1,010,461,121

No transfers of investments occurred among Levels 1, 2, or 3 during 2017.
As shown in the previous schedules, the fair value hierarchy excludes investments in a common collective trust and Fidelity money market funds which are based upon the NAV. The following presents additional information as of December 31, 2017 and 2016 for the common collective trust fund whose fair value is based on NAV per share:

Fair value at December 31,		Investment	Unfunded commitments	Redemption

2017:	$82,243,104	Common collective trust fund	none	Any business day, subject to certain restrictions. There are no future commitments.
2016:	$88,227,350

5.    TRANSACTIONS WITH PARTIES-IN-INTEREST
During 2017, the Plan received dividends from the Company’s common stock it held of $3,163,109. Purchases and sales of the Company’s common stock in 2017 were $52,050,527 and $72,440,989, respectively. The amount of purchases included $12,385,547 of exchanges that were made by participants from other investments in the Plan during 2017.
As of December 31, 2017 and 2016, the Plan’s assets include $323,490,865 and $264,341,461, respectively, of investment assets that are issued and managed by affiliates of Fidelity, the Trustee of the Plan.

6.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.    INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated July 26, 2017, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to receipt of the IRS determination letter, the Plan was restated on October 2, 2017. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4a – Schedule of Delinquent
Participant Contributions
EIN: 87-0227400 Plan: 006

December 31, 2017

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$ 1,493*	$ 1,493*

* The delinquent participant contributions resulted from a payroll period in 2016. On April 7, 2017, the Company remitted the delinquent participant contributions to the Plan. The lost earnings of $33 were remitted by the Company to the Plan on June 9, 2017. The Company filed a Form 5330, Return of Excise Taxes Related to Employee Benefit Plans for 2016.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400 Plan: 006

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Assets (1)	(e) Current Value

	INVESTMENTS
	Zions Bancorporation common stock
*	ZIONS BANCORPORATION	COMMON STOCK (7,153,077 shares)	$212,102,486	$363,718,830

	Common collective trust fund
*	FIDELITY INVESTMENTS	MANAGED INCOME PORTFOLIO II CL 2 (82,243,104 units)		82,243,104

	Registered investment companies
	Domestic
	COLUMBIA	ACORN USA Y (796,438 shares)		13,029,723
	AMERICAN BEACON	LARGE CAP VALUE INSTITUTIONAL (1,118,621 shares)		32,607,814
	VANGUARD	REIT INDEX FUND INSTITUTIONAL (607,386 shares)		11,048,352
	PIMCO FUNDS	TOTAL RETURN INSTITUTIONAL (2,457,072 shares)		25,234,128
	WELLS FARGO ADV	SPECIAL SMALL CAP VALUE ADMIRAL (439,022 shares)		15,668,711
	VANGUARD	MID CAP INDEX INSTITUTIONAL (613,206 shares)		25,950,884
	VANGUARD	SMALL CAP INDEX INSTITUTIONAL (321,978 shares)		22,789,621
	LOOMIS SAYLES FUNDS	BOND INSTITUTIONAL (763,911 shares)		10,511,410
	VANGUARD	INFLATION PROTECTED INSTITUTIONAL (650,297 shares)		6,782,602
	VANGUARD	SELECTED VALUE (687,102 shares)		21,485,688
	VANGUARD	TARGET RETIREMENT INCOME (404,026 shares)		8,686,553
	JANUS	ENTERPRISE N FUND (399,622 shares)		47,391,230
*	FIDELITY INVESTMENTS	CONTRAFUND K (671,748 shares)		82,215,243
*	FIDELITY INVESTMENTS	CAPITAL & INCOME (1,490,812 shares)		15,355,362
*	FIDELITY INVESTMENTS	BALANCED K (965,604 shares)		22,913,787
*	FIDELITY INVESTMENTS	500 INDEX INSTITUTIONAL (858,846 shares)		80,259,196
*	FIDELITY INVESTMENTS	U.S. BOND INDEX (1,006,836 shares)		11,669,228
*	FIDELITY INVESTMENTS	GOVERNMENT MONEY MARKET (6,877,313 shares)		6,877,313
*	FIDELITY INVESTMENTS	PRIME INST MONEY MARKET FUND (39,097 shares)		39,097
				460,515,942
	International
	T. ROWE PRICE	EMERGING MARKETS STOCK (240,088 shares)		10,801,546
	OAKMARK	INTERNATIONAL INV (629,999 shares)		17,999,067
	AMERICAN FUNDS	EUROPACIFIC GROWTH R6 (145,689 shares)		8,179,006
*	FIDELITY INVESTMENTS	INTERNATIONAL INDEX (507,609 shares)		21,918,535
				58,898,154
	Lifecycle
	VANGUARD	INST TARGET RETIREMENT 2015 (377,956 shares)		8,311,246

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
EIN: 87-0227400    Plan: 006

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Assets (1)	(e) Current Value

	VANGUARD	INST TARGET RETIREMENT 2020 (1,763,318 shares)		$39,727,564
	VANGUARD	INST TARGET RETIREMENT 2025 (1,710,146 shares)		39,093,946
	VANGUARD	INST TARGET RETIREMENT 2030 (1,438,306 shares)		33,253,624
	VANGUARD	INST TARGET RETIREMENT 2035 (1,031,819 shares)		24,113,614
	VANGUARD	INST TARGET RETIREMENT 2040 (1,262,787 shares)		29,827,036
	VANGUARD	INST TARGET RETIREMENT 2045 (715,719 shares)		17,034,115
	VANGUARD	INST TARGET RETIREMENT 2050 (660,574 shares)		15,734,873
	VANGUARD	INST TARGET RETIREMENT 2055 (195,454 shares)		4,663,522
	VANGUARD	INST TARGET RETIREMENT 2060 (69,361 shares)		1,654,942
	VANGUARD	INST TARGET RETIREMENT 2065 (833 shares)		18,085
				213,432,567
				732,846,663
				$1,178,808,597

	RECEIVABLES
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, with maturities through December 2027		$18,901,281

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 87-0227400 Plan: 006

Year Ended December 31, 2017

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Trans- action Date	(i) Net Gain (Loss)

Category 3 – Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets

Zions Bancorporation	Common Stock	$52,050,527	$—	$52,050,527	$52,050,527	$—

Zions Bancorporation	Common Stock	—	72,440,989	50,113,255	72,440,989	22,327,734

No category 1, 2 or 4 reportable transactions occurred during 2017. Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

June 27, 2018

By:	/s/ Paul E. Burdiss
Name:	PAUL E. BURDISS,
Executive Vice President and Chief Financial Officer of Zions Bancorporation

F-2